MASTERWORKS

Launching Now | Günther Förg (27.8% | $677K)

Masterworks Recently Sold Paintings[1]



Pierre Soulages
Annualized Net Return
13.9% 845 days held



Andy Warhol
Annualized Net Return
10.4% 256 days held



Cecily Brown
Annualized Net Return
35.0% 686 days held



GÜNTHER FÖRG

83% SOLD OUT



Price Appreciation of Similar Works[2]

27.8%

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A copy of the Offering Circular is available HERE.

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Günther Förg with the following criteria: "Spot" paintings on canvas, executed between 2005 and 2009 that measure 40 inches by 40 inches to 90 inches by 90 inches. "Untitled" (2007), which sold on April 15, 2021 at Phillips, London, was excluded due to its atypical composition. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 084, LLC, an affiliate of the Company, purchased at Phillips, London, Post-War and Contemporary Art Day Sale, held on October 15, 2021 for £615,400 ($846,666). Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to "Ohne Titel (Untitled)" (2007), which sold on December 4, 2018 at Bruun Rasmussen in Copenhagen and "Komposition" (2007), which sold on October 4, 2010 at Bruun Rasmussen in Copenhagen. The data was sourced from publicly available auction records and does not include private sales.